[Putnam Investments logo and Letterhead]

                                              Putnam Managed High Yield Trust
                                   (Investment Company Act File No. 811-07658)

                                                      Putnam High Yield Trust
                                   (Investment Company Act File No. 811-02796)


FOR IMMEDIATE RELEASE

Contacts:
SHAREHOLDERS                     MEDIA
1-800-225-1581                   Sinead Martin - 617-760-8515

PUTNAM ANNOUNCES PROPOSED MERGER

BOSTON, Massachusetts (March 14, 2006) - Putnam Investments today announced that the Trustees of The Putnam Funds have approved in principle merging Putnam Managed High Yield Trust (NYSE: PTM), a closed-end fund, into Putnam High Yield Trust, an open-end fund pursuing similar investment objectives and strategies. As of February 28, 2006, Putnam Managed High Yield Trust had net assets of approximately $67 million, and Putnam High Yield Trust had net assets of approximately $2.43 billion.

The completion of the merger transaction is subject to significant conditions, including final approval by the Trustees, review by the Securities and Exchange Commission (SEC), and approval by the shareholders of Putnam Managed High Yield Trust. There can be no assurance that the transaction will be completed.

If the proposed merger is completed, the Trustees currently intend to impose a redemption fee of up to 2%, for a period of time following completion of the transaction, on redemptions of shares received in the merger. This fee would be retained by Putnam High Yield Trust to offset potential costs associated with redemptions of shares issued in the merger soon after completion of the merger.

Shareholders of Putnam Managed High Yield Trust will be asked to approve the merger at a special meeting to be held later this year. Further information regarding the proposed merger, including the Trustees reasons for approving it, will be included in a prospectus/proxy statement, which will be mailed to shareholders of Putnam Managed High Yield Trust in advance of the special meeting. The previously-announced annual meeting of shareholders of Putnam Managed High Yield Trust, which was scheduled for June 2006, has been postponed pending voting on the proposed merger.

About Putnam Investments: At Putnam Investments, our top priority remains prudently managing money for our more than 10 million individual and institutional investors worldwide. Since 1937, our values have been rooted in a profound sense of responsibility for the money entrusted to us. We use a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. We are committed to doing what's right for investors, including maintaining stringent investor protections for every Putnam fund.

Founded in 1937, Putnam Investments is one of the nations oldest and largest money management firms. As of February 28, 2006, Putnam managed $190 billion in assets, of which $126 billion is for mutual fund investors and $64 billion is for institutional clients. Putnam has headquarters in Boston and offices in London and Tokyo.

                             # # #

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decision.